
11007809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Carroll Bancorp, Inc.
Exact name of registrant as specified in charter

0001515069
Registrant CIK Number

Amendment No. 2 to Registration Statement on Form S-1 originally filed on March 11, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-172770
SEC file number, if available

S-____________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-____________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sykesville, State of Maryland, June 2, 2011.

Carroll Bancorp, Inc.
(Registrant)

By: [signature]
(Name)
President and Chief Executive Officer
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 20___, that the information set forth in this statement is true and complete.

By: ____________
(Name)

____
(Title)

SEC 2082 (02-08)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS TO EXHIBIT 99.8, UPDATED APPRAISAL REPORT, FILED WITH AMENDMENT 2 TO RESGISTRATION STATEMENT ON FORM S-1 ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT 1

Stock Prices
As of May 13, 2011

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(119)	11.52	32,604	337.3	13.47	8.88	11.55	0.12	0.58	4.44	0.04	-0.08	14.21	13.24	140.07
NYSE Traded Companies(6)	12.26	218,293	2,133.9	15.08	11.04	12.52	-1.24	-25.10	-9.12	0.01	0.18	9.74	7.33	98.99
AMEX Traded Companies(1)	35.71	2,084	74.4	37.32	26.01	36.65	-2.56	13.11	2.53	3.45	3.51	36.71	34.94	361.66
NASDAQ Listed OTC Companies(112)	11.25	22,477	239.0	13.15	8.60	11.26	0.22	1.90	5.22	0.01	-0.13	14.25	13.37	140.30
California Companies(5)	10.69	8,561	104.5	12.30	6.69	10.65	0.33	3.95	6.18	1.06	0.48	13.05	12.97	148.53
Florida Companies(3)	9.42	55,216	896.8	11.85	9.25	9.79	0.22	-51.00	-32.57	-1.93	-1.47	5.89	5.57	89.77
Mid-Atlantic Companies(36)	12.55	46,768	574.3	14.44	9.79	12.65	-1.39	2.36	1.03	0.13	0.17	14.05	12.59	143.64
Mid-West Companies(32)	8.59	30,997	131.9	11.08	6.74	8.50	2.10	-7.24	6.80	-0.21	-0.51	13.62	12.92	152.40
New England Companies(17)	15.74	36,494	462.1	16.81	11.48	15.74	-0.41	22.81	7.01	0.83	0.79	15.84	14.11	139.31
North-West Companies(5)	7.96	32,589	392.2	9.44	6.26	8.17	-2.51	0.06	22.51	-0.50	-0.48	13.03	12.16	105.43
South-East Companies(15)	12.35	6,783	71.4	14.51	9.68	12.45	0.38	-1.44	5.28	-0.38	-0.59	16.61	16.21	139.73
South-West Companies(3)	13.01	16,134	210.1	14.06	9.51	12.78	1.72	14.43	13.87	0.47	0.15	15.62	15.60	110.49
Western Companies (Excl CA)(3)	14.01	10,891	155.7	16.11	11.84	13.95	0.61	-6.31	-2.69	0.45	0.36	14.62	14.54	95.44
Thrift Strategy(113)	11.53	29,922	307.4	13.46	8.89	11.56	-0.16	1.33	5.08	0.07	-0.03	14.37	13.44	139.28
Mortgage Banker Strategy(3)	3.30	32,019	56.2	4.41	1.86	3.22	10.26	-16.84	-12.08	-1.28	-2.08	4.46	4.33	121.54
Real Estate Strategy(1)	2.00	25,670	51.3	2.35	1.61	1.94	3.09	-12.28	9.89	-0.38	-0.57	2.90	2.90	30.28
Diversified Strategy(2)	27.95	181,768	2,519.2	32.97	22.52	28.23	-1.53	-7.64	-7.99	1.05	0.81	25.81	21.10	265.04
Companies Issuing Dividends(74)	13.62	39,603	504.8	15.71	10.67	13.68	-0.45	3.30	1.16	0.72	0.67	15.15	13.84	145.38
Companies Without Dividends(45)	8.18	21,470	70.8	9.90	6.03	8.15	1.03	-3.75	9.67	-1.03	-1.26	12.70	12.27	131.61
Equity/Assets <6%(9)	2.33	15,126	22.3	5.04	1.35	2.31	6.39	-44.10	-2.66	-3.58	-3.49	5.68	4.93	185.46
Equity/Assets 6-12%(58)	12.09	29,313	206.6	14.27	9.16	12.13	-0.55	0.42	5.20	0.39	0.16	15.10	14.23	176.94
Equity/Assets >12%(52)	12.36	39,086	534.1	13.91	9.78	12.37	-0.13	7.90	4.73	0.24	0.20	14.57	13.46	91.50
Converted Last 3 Mths (no MHC)(2)	10.76	21,902	227.6	11.50	9.09	10.70	0.59	18.86	19.24	0.11	0.28	14.42	14.40	70.68
Actively Traded Companies(4)	23.85	33,102	503.1	26.93	16.94	23.86	-1.05	18.80	6.56	1.62	1.60	22.16	20.69	277.82
Market Value Below $20 Million(15)	4.65	4,063	10.7	7.16	3.82	4.66	2.10	-21.30	0.21	-2.16	-2.43	9.16	9.13	156.71
Holding Company Structure(114)	11.14	33,779	348.4	13.12	8.63	11.17	0.24	0.47	4.46	-0.04	-0.15	14.06	13.10	136.88
Assets Over $1 Billion(56)	12.21	63,400	662.4	14.71	9.76	12.30	0.11	-5.95	-1.78	0.37	0.27	13.25	11.81	133.31
Assets $500 Million-$1 Billion(32)	10.87	6,849	59.8	12.62	7.89	10.90	-0.57	5.13	9.56	-0.63	-0.72	14.71	14.11	151.55
Assets $250-$500 Million(22)	11.87	3,350	35.2	12.74	8.88	11.73	1.61	7.38	13.44	0.35	0.17	16.09	15.40	145.30
Assets less than $250 Million(9)	8.72	1,935	16.8	10.56	6.98	8.75	-0.94	8.68	3.73	-0.35	-0.58	13.86	13.83	130.11
Goodwill Companies(71)	11.77	37,750	460.5	14.12	9.19	11.82	-0.22	-1.02	4.77	0.07	-0.02	14.46	12.87	148.38
Non-Goodwill Companies(47)	11.35	24,889	151.1	12.64	8.58	11.34	0.37	4.53	4.69	0.05	-0.11	13.89	13.88	125.99
Acquirors of FSLIC Cases(1)	15.27	112,074	1,711.4	19.48	13.97	15.42	-0.97	-18.95	-9.75	1.06	1.43	16.43	14.14	120.33

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
NASDAQ Listed OTC Companies(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
Mid-Atlantic Companies(15)	9.00	28,626	122.0	10.91	6.99	9.03	0.18	-6.20	0.61	0.23	0.25	8.20	7.80	77.73
Mid-West Companies(6)	7.93	61,459	162.7	9.50	6.20	8.07	-1.32	-5.54	0.86	0.17	-0.01	7.46	6.51	58.37
New England Companies(3)	8.98	12,002	55.3	9.78	5.72	8.95	-0.50	17.53	20.05	0.34	0.36	8.12	7.54	79.54
South-East Companies(2)	11.58	12,468	76.1	12.37	9.25	11.39	1.72	15.80	22.54	0.28	0.09	9.68	9.54	57.14
Thrift Strategy(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
Companies Issuing Dividends(16)	9.85	15,641	60.5	11.23	7.70	9.92	-0.94	3.35	6.79	0.29	0.24	8.63	8.12	74.16
Companies Without Dividends(10)	7.60	59,585	209.4	9.54	5.53	7.57	1.07	-8.60	1.70	0.14	0.10	7.38	6.81	67.90
Equity/Assets <6%(1)	9.22	2,485	8.3	10.25	6.00	10.23	-9.87	36.80	8.47	1.01	0.81	9.81	8.26	164.40
Equity/Assets 6-12%(15)	8.97	17,947	79.9	10.27	6.66	8.93	0.42	3.76	6.75	0.32	0.23	8.21	7.82	80.80
Equity/Assets >12%(10)	8.88	62,084	199.5	11.07	7.20	8.93	0.01	-14.34	1.01	0.00	0.04	7.80	7.15	46.11
Market Value Below $20 Million(1)	0.53	12,889	1.9	6.95	0.48	0.50	6.00	-92.44	-58.91	-1.08	-0.41	5.68	5.68	40.68
Holding Company Structure(24)	9.05	34,184	124.3	10.66	6.88	9.08	-0.08	-1.01	4.68	0.23	0.18	8.24	7.68	72.46
Assets Over $1 Billion(10)	10.46	79,531	296.1	12.02	8.14	10.40	0.76	-9.28	6.73	0.18	0.03	7.45	6.91	59.97
Assets $500 Million-$1 Billion(7)	7.91	7,836	20.5	9.77	5.86	7.79	2.17	-9.46	-1.75	0.11	0.19	8.00	7.81	83.37
Assets $250-$500 Million(8)	8.25	6,504	21.1	9.57	6.09	8.39	-1.80	16.60	10.28	0.39	0.36	9.09	8.43	79.64
Assets less than $250 Million(1)	8.17	7,790	25.5	10.76	7.73	9.19	-11.10	-18.87	-11.68	0.17	0.16	7.47	5.58	30.99
Goodwill Companies(16)	9.63	46,422	176.5	10.87	7.23	9.74	-1.30	3.19	8.17	0.28	0.23	7.99	7.16	68.49
Non-Goodwill Companies(9)	8.62	9,351	22.1	10.37	6.83	8.52	1.41	0.69	5.88	0.30	0.17	8.71	8.71	81.85
MHC Institutions(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	13.87	98,478	1,365.9	16.86	11.55	14.34	-3.28	-16.90	-0.29	0.90	0.86	12.84	10.96	179.81
BBX	BankAtlantic Bancorp Inc of FL*	0.90	62,954	56.7	2.64	0.60	0.89	1.12	-63.86	-21.74	-2.37	-2.42	1.01	0.77	71.92
BKU	BankUnited, Inc.*	27.07	97,238	2,632.2	29.90	26.90	28.21	-4.04	0.26	0.26	0.07	1.74	14.78	14.07	111.15
FBC	Flagstar Bancorp, Inc. of MI*	1.44	553,712	797.3	6.10	1.13	1.46	-1.37	-76.59	-11.66	-0.62	-0.96	1.78	1.78	23.51
NYB	New York Community Bcrp of NY*	16.26	437,341	7,111.2	19.33	14.90	16.19	0.43	-0.25	-13.74	1.25	1.01	12.67	6.94	93.86
PFS	Provident Fin. Serv. Inc of NJ*	13.99	60,034	839.9	15.66	11.14	14.03	-0.29	6.71	-7.53	0.83	0.82	15.35	9.48	113.68
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	35.71	2,084	74.4	37.32	26.01	36.65	-2.56	13.11	2.53	3.45	3.51	36.71	34.94	361.66
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA(8)*	11.44	20,232	231.5	13.23	8.51	11.85	-3.46	14.63	-4.11	0.38	0.38	10.52	10.52	58.00
ALLB	Alliance Bancorp, Inc. of PA*	10.86	5,474	59.4	11.70	8.54	10.83	0.28	7.31	-2.69	0.29	0.29	15.66	15.66	86.28
ABCW	Anchor BanCorp Wisconsin of WI*	0.88	21,683	19.1	1.90	0.40	0.68	29.41	-4.35	-26.67	-2.71	-3.40	0.15	0.00	175.43
ANCB	Anchor Bancorp of Aberdeen, WA*	9.56	2,550	24.4	11.28	9.53	10.10	-5.35	-4.40	-4.40	-2.16	-2.26	24.37	24.37	200.05
AFCB	Athens Bancshares, Inc. of TN*	13.55	2,553	34.6	14.05	10.50	13.75	-1.45	21.52	8.49	0.69	0.71	19.51	19.35	111.10
ACFC	Atlantic Coast Fin. Corp of GA*	9.73	2,629	25.6	18.01	5.51	9.74	-0.10	-35.13	8.96	-6.99	-9.12	24.51	24.47	344.71
BCSB	BCSB Bancorp, Inc. of MD*	13.42	3,192	42.8	13.73	9.44	13.37	0.37	35.56	18.76	0.26	0.25	15.81	15.79	195.73
BKMU	Bank Mutual Corp of WI*	3.95	45,819	181.0	7.27	3.60	3.70	6.76	-43.89	-17.36	-1.61	-1.91	6.82	5.66	55.20
BFIN	BankFinancial Corp. of IL*	8.55	21,073	180.2	10.11	8.12	8.60	-0.58	-8.36	-12.31	-0.28	-0.24	11.90	10.59	80.92
BFED	Beacon Federal Bancorp of NY*	13.51	6,413	86.6	14.99	8.43	14.30	-5.52	42.21	14.49	0.87	0.94	17.36	17.36	161.21
BNCL	Beneficial Mut MHC of PA(43.7)	8.35	80,718	301.1	11.05	7.15	8.34	0.12	-21.96	-5.44	-0.22	-0.19	7.54	5.97	60.73
BHLB	Berkshire Hills Bancorp of MA*	21.11	14,115	298.0	22.92	16.81	21.24	-0.61	3.03	-4.52	0.94	1.03	27.63	15.42	204.40
BOFI	Bofi Holding, Inc. Of CA*	16.23	10,352	168.0	16.95	10.80	16.07	1.00	1.56	4.64	1.87	1.54	13.25	13.25	167.71
BYFC	Broadway Financial Corp. of CA*	2.42	1,744	4.2	4.45	1.68	2.41	0.41	-43.19	-0.41	1.10	0.45	9.60	9.60	277.48
BRKL	Brookline Bancorp, Inc. of MA*	8.43	59,072	498.0	11.68	8.36	8.96	-5.92	-23.50	-22.30	0.49	0.49	8.42	7.54	51.76
BFSB	Brooklyn Fed MHC of NY (28.2)	0.53	12,889	1.9	6.95	0.48	0.50	6.00	-92.44	-58.91	-1.08	-0.41	5.68	5.68	40.68
CITZ	CFS Bancorp, Inc of Munster IN*	5.34	10,869	58.0	6.25	4.01	5.49	-2.73	-9.64	2.10	0.32	0.27	10.39	10.38	103.20
CMSB	CMS Bancorp Inc of W Plains NY*	8.66	1,863	16.1	10.75	7.52	8.52	1.64	12.47	-12.17	0.12	-0.09	11.60	11.60	132.23
CBNJ	Cape Bancorp, Inc. of NJ*	10.32	13,314	137.4	10.40	6.79	10.33	-0.10	41.37	21.41	0.88	0.87	10.60	8.87	79.74
CFFN	Capitol Federal Fin Inc. of KS*	11.46	167,494	1,919.5	15.57	10.16	11.01	4.09	-22.93	-3.78	0.22	0.37	11.50	11.50	58.11
CARV	Carver Bancorp, Inc. of NY*	0.50	2,484	1.2	8.85	0.31	0.57	-12.28	-94.39	-73.82	-14.59	-15.04	3.72	3.67	299.32
CEBK	Central Bncrp of Somerville MA*	18.70	1,681	31.4	20.00	9.80	18.85	-0.80	86.07	35.70	1.31	1.04	21.98	20.66	304.78
CFBK	Central Federal Corp. of OH*	1.50	4,128	6.2	2.26	0.45	1.25	20.00	-6.25	194.12	-1.66	-1.98	2.16	2.13	66.67
CHFN	Charter Fin Corp MHC GA (49.0)	10.91	18,588	125.0	11.24	7.50	10.72	1.77	9.10	22.58	0.16	-0.21	7.26	6.98	57.23
CHEV	Cheviot Fin Cp MHC of OH(38.5)	9.20	8,865	31.4	9.50	7.30	8.98	2.45	6.36	3.37	0.23	0.19	7.87	6.57	68.52
CBNK	Chicopee Bancorp, Inc. of MA*	14.51	5,980	86.8	14.70	10.79	14.30	1.47	12.57	14.70	0.09	0.07	15.38	15.38	97.28
CZWI	Citizens Comm Bncorp Inc of WI*	5.25	5,113	26.8	5.70	3.51	5.25	0.00	29.63	32.91	-1.47	-1.18	10.13	9.99	113.50
CSBC	Citizens South Bnkg Corp of NC*	4.64	11,509	53.4	6.38	3.90	4.76	-2.52	-15.79	6.91	-0.31	-0.25	6.24	6.10	90.49
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	10.93	26,137	105.0	12.18	8.08	10.82	1.02	13.62	1.11	0.33	0.33	6.83	6.83	43.04
COBK	Colonial Financial Serv. of NJ*	12.72	4,188	53.3	13.09	9.35	12.72	0.00	19.55	4.26	0.89	0.86	16.82	16.82	143.70
CFFC	Community Fin. Corp. of VA*	3.49	4,362	15.2	5.10	2.72	3.14	11.15	-22.44	0.29	0.32	0.15	8.42	8.42	120.97
DNBK	Danvers Bancorp, Inc. of MA(8)*	22.10	20,687	457.2	22.63	14.19	22.34	-1.07	33.37	25.07	0.83	0.82	13.83	12.25	134.11
DCOM	Dime Community Bancshars of NY*	14.19	34,683	492.2	15.89	11.52	14.71	-3.54	2.09	-2.74	1.24	1.27	9.72	8.11	119.44
ESBF	ESB Financial Corp. of PA*	12.30	14,812	182.2	14.33	10.03	12.92	-4.80	0.82	-9.09	1.04	1.08	11.47	8.61	129.95
ESSA	ESSA Bancorp, Inc. of PA*	11.32	12,468	141.1	13.49	10.62	11.84	-4.39	-13.19	-14.37	0.35	0.29	13.04	13.04	87.73
EBMT	Eagle Bancorp Montanta of MT*	11.08	4,083	45.2	11.81	8.76	11.25	-1.51	6.44	2.31	0.60	0.24	12.97	12.97	81.95
ESBK	Elmira Svgs Bank, FSB of NY*	16.75	1,964	32.9	18.50	14.15	16.78	-0.18	-0.06	-8.22	2.46	1.19	19.31	12.73	254.50
FFDF	FFD Financial Corp of Dover OH*	14.30	1,012	14.5	15.00	13.00	14.50	-1.38	2.14	0.42	1.33	0.85	18.34	18.34	206.72
FFCO	FedFirst Financial Corp of PA*	15.00	2,991	44.9	15.50	7.84	14.59	2.81	28.87	9.01	0.18	0.33	19.84	19.40	113.46
FSBI	Fidelity Bancorp, Inc. of PA*	8.98	3,062	27.5	9.75	4.92	8.90	0.90	19.57	58.38	0.09	0.52	14.06	13.19	223.65
FABK	First Advantage Bancorp of TN*	13.05	4,108	53.6	13.89	10.12	13.16	-0.84	22.65	7.58	0.41	0.20	16.24	16.24	84.04
FBSI	First Bancshares, Inc. of MO*	6.05	1,551	9.4	9.70	5.12	6.05	0.00	-33.81	-9.84	-2.43	-2.45	12.58	12.52	131.65
FCAP	First Capital, Inc. of IN*	16.60	2,787	46.3	16.81	14.19	16.50	0.61	7.79	-0.24	1.35	1.18	17.31	15.35	161.19
FCLF	First Clover Leaf Fin Cp of IL*	6.90	7,888	54.4	7.57	5.19	6.99	-1.29	12.20	1.77	0.48	0.38	9.80	8.22	72.89
FCFL	First Community Bk Corp of FL*	0.29	5,457	1.6	3.00	0.25	0.28	3.57	-89.42	-76.23	-3.49	-3.74	1.88	1.88	86.25
FDEF	First Defiance Fin. Corp of OH*	14.75	9,724	143.4	15.00	8.53	13.95	5.73	18.66	23.95	0.74	0.28	23.31	16.79	212.05
FFNM	First Fed of N. Michigan of MI*	3.65	2,884	10.5	4.01	1.81	3.57	2.24	82.50	30.36	0.07	0.00	8.15	7.95	74.70
FFBHD	First Fed. Bancshares of AR(8)*	7.57	969	7.3	19.50	4.70	10.40	-27.21	-56.24	1.07	-7.58	-8.88	19.11	19.11	596.16
FFNW	First Fin NW, Inc of Renton WA*	6.12	18,805	115.1	6.43	3.21	6.17	-0.81	14.18	53.00	-1.86	-1.91	9.39	9.39	62.95
FFCH	First Fin. Holdings Inc. of SC*	9.67	16,527	159.8	15.24	8.98	10.04	-3.69	-35.27	-15.99	-0.99	-1.17	14.92	12.65	199.80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FPTB	First PacTrust Bancorp of CA*	14.53	9,729	141.4	16.68	6.80	14.48	0.35	56.24	9.50	0.20	-0.02	13.94	13.94	85.82
FPFC	First Place Fin. Corp. of OH*	1.86	16,974	31.6	5.25	1.37	1.65	12.73	-63.53	-28.74	-2.10	-2.91	10.76	10.24	185.73
FSFG	First Savings Fin. Grp. of IN*	16.29	2,369	38.6	18.49	12.49	16.00	1.81	23.88	10.07	1.30	1.64	23.66	20.19	216.46
FFIC	Flushing Fin. Corp. of NY*	13.83	31,351	433.6	15.15	10.51	14.30	-3.29	-4.88	-1.21	1.24	1.30	12.57	12.01	137.70
FXCB	Fox Chase Bancorp, Inc. of PA*	13.28	14,550	193.2	14.03	9.13	13.28	0.00	22.62	12.07	0.24	0.15	14.22	14.22	73.63
FRNK	Franklin Financial Corp. of VA*	11.80	14,303	168.8	12.12	11.26	11.76	0.34	18.00	18.00	-0.07	0.20	17.44	17.44	76.96
GSLA	GS Financial Corp. of LA(8)*	20.59	1,258	25.9	20.77	8.50	20.61	-0.10	67.94	131.09	0.50	-0.04	22.20	22.20	209.25
GCBC	Green Co Bcrp MHC of NY (44.1)	18.38	4,146	33.3	19.97	15.01	18.06	1.77	6.86	-5.60	1.25	1.21	11.27	11.27	135.18
HFFC	HF Financial Corp. of SD*	10.95	6,979	76.4	11.27	9.25	11.05	-0.90	-1.26	1.39	0.55	0.25	13.69	13.06	172.99
HMNF	HMN Financial, Inc. of MN*	2.63	4,388	11.5	6.14	2.02	3.00	-12.33	-55.95	-6.41	-4.71	-4.99	12.77	12.77	206.79
HBNK	Hampden Bancorp, Inc. of MA*	13.40	6,799	91.1	13.80	9.06	13.20	1.52	36.73	18.27	0.28	0.24	13.66	13.66	84.57
HARL	Harleysville Svgs Fin Cp of PA*	14.86	3,732	55.5	16.20	13.71	15.14	-1.85	1.43	0.34	1.32	1.32	14.74	14.74	229.50
HBOS	Heritage Fin Group, Inc of GA*	12.00	8,713	104.6	15.72	9.32	12.15	-1.23	-20.21	-3.38	0.16	0.46	13.70	13.36	86.70
HIFS	Hingham Inst. for Sav. of MA*	51.75	2,124	109.9	52.99	35.02	51.11	1.25	43.35	16.29	5.08	5.08	35.32	35.32	486.35
HBCP	Home Bancorp Inc. Lafayette LA*	14.78	8,087	119.5	16.19	12.34	15.00	-1.47	6.79	6.95	0.57	0.66	16.39	16.18	86.62
HOME	Home Federal Bancorp Inc of ID*	10.93	16,562	181.0	15.72	10.31	10.57	3.41	-30.69	-10.92	-0.28	-0.16	11.97	11.75	80.64
HFBL	Home Federal Bancorp Inc of LA*	13.23	3,046	40.3	14.00	8.45	13.17	0.46	41.80	15.04	0.64	0.15	16.55	16.55	71.43
HFBC	HopFed Bancorp, Inc. of KY*	7.95	7,336	58.3	12.28	7.95	8.40	-5.36	-30.08	-12.06	0.89	0.38	12.73	12.62	147.57
HCBK	Hudson City Bancorp, Inc of NJ*	9.26	526,718	4,877.4	13.48	9.20	9.44	-1.91	-29.85	-27.32	-0.32	-0.35	8.98	8.68	99.54
ISBC	Investors Bcrp MHC of NJ(43.0)	14.41	113,167	721.2	15.09	10.56	14.56	-1.03	0.28	9.83	0.59	0.54	8.12	7.78	86.82
JXSB	Jacksonville Bancorp Inc of IL*	12.75	1,927	24.6	12.98	9.35	12.63	0.95	10.87	18.27	1.19	0.90	18.98	17.56	159.74
JFBI	Jefferson Bancshares Inc of TN*	3.50	6,635	23.2	5.02	2.75	3.31	5.74	-19.72	8.02	-3.53	-3.73	8.51	8.17	92.49
KFFB	KY Fst Fed Bp MHC of KY (39.3)	8.17	7,790	25.5	10.76	7.73	9.19	-11.10	-18.87	-11.60	0.17	0.16	7.47	5.58	30.99
KFFG	Kaiser Federal Fin Group of CA*	12.16	9,559	116.2	14.70	9.58	12.20	-0.33	-12.52	5.01	0.87	0.87	16.25	15.83	94.36
KRNY	Kearny Fin Cp MHC of NJ (25.1)	9.23	67,975	165.4	10.43	8.24	9.24	-0.11	-9.24	7.33	0.09	0.12	7.05	5.45	42.57
LSBI	LSB Fin. Corp. of Lafayette IN*	15.60	1,554	24.2	16.36	8.90	15.59	0.06	32.20	14.87	1.15	0.69	23.04	23.04	234.09
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.57	4,586	19.8	10.01	6.00	9.50	0.74	33.66	5.86	0.59	0.44	11.21	9.24	96.53
LSBK	Lake Shore Bnp MHC of NY(39.4)	10.88	5,957	26.6	14.00	7.52	10.80	0.74	36.00	17.88	0.51	0.38	9.27	9.27	80.42
LEGC	Legacy Bancorp, Inc. of MA(8)*	13.06	8,632	112.7	13.88	7.36	13.10	-0.31	38.05	-0.61	-0.69	-0.58	12.95	11.30	104.91
LABC	Louisiana Bancorp, Inc. of LA*	15.37	3,623	55.7	15.54	13.92	15.20	1.12	5.93	5.27	0.70	0.60	16.83	16.83	89.56
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.50	5,173	11.7	8.07	5.15	5.51	-0.18	-32.10	-6.78	0.14	0.14	7.84	7.84	67.56
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.50	5,799	11.6	5.36	3.01	4.30	4.65	19.68	12.50	0.59	0.50	7.57	7.57	92.74
MLVF	Malvern Fed Bncp MHC PA(44.6)	8.00	6,103	21.8	9.51	5.05	7.91	1.14	-12.09	6.67	-0.64	-0.63	10.59	10.59	113.29
MFLR	Mayflower Bancorp, Inc. of MA*	8.61	2,080	17.9	10.35	6.82	9.00	-4.33	19.25	-4.33	0.65	0.38	10.04	10.04	118.03
EBSB	Meridian Fn Serv MHC MA (41.4)	13.57	22,463	128.3	14.30	9.85	13.31	1.95	11.23	15.10	0.61	0.54	9.72	9.11	84.61
CASH	Meta Financial Group of IA*	13.58	3,117	42.3	37.88	11.90	14.00	-3.00	-58.22	-1.45	3.05	2.74	23.40	23.02	379.66
MFSF	MutualFirst Fin. Inc. of IN*	8.00	6,985	55.9	10.50	6.10	8.05	-0.62	0.13	-13.98	0.94	0.60	14.22	13.57	201.42
NASB	NASB Fin, Inc. of Grandview MO*	13.37	7,868	105.2	22.35	12.49	13.77	-2.90	-36.96	-20.23	0.89	-2.32	21.58	21.26	169.95
NECB	NE Comm Bncrp MHC of NY (44.6)	6.40	13,115	38.1	6.59	4.40	6.36	0.63	16.79	14.29	0.14	0.24	8.25	8.11	35.53
NHTB	NH Thrift Bancshares of NH*	13.13	5,774	75.8	13.75	9.30	13.35	-1.65	26.25	4.62	1.36	0.87	14.49	9.51	173.46
NVSL	Naug Vlly Fin MHC of CT (40.4)	8.31	7,019	23.6	9.07	4.70	8.25	0.73	17.04	23.11	0.21	0.23	7.45	7.44	80.96
NFSB	Newport Bancorp, Inc. of RI*	14.20	3,489	49.5	14.48	10.97	14.20	0.00	15.92	18.33	0.57	0.56	14.39	14.39	128.84
FFFD	North Central Bancshares of IA*	16.75	1,351	22.6	18.49	12.11	16.25	3.08	-9.46	0.36	0.92	0.92	29.39	28.90	340.20
NFBK	Northfield Bcp MHC of NY(43.4)	13.60	42,918	259.5	15.00	10.51	13.56	0.29	-9.39	2.10	0.36	0.33	9.22	8.84	54.89
NWBI	Northwest Bancshares Inc of PA*	12.19	107,733	1,313.3	12.67	10.24	12.23	-0.33	-1.69	3.48	0.57	0.58	11.95	10.32	75.39
OBAF	OBA Financial Serv. Inc of MD*	14.80	4,629	68.5	15.00	10.75	14.76	0.27	35.28	7.09	0.18	0.17	17.47	17.47	76.90
OSHC	Ocean Shore Holding Co. of NJ*	12.46	7,297	90.9	13.25	10.12	12.30	1.30	13.38	8.82	0.73	0.74	13.94	13.94	118.04
OCFC	OceanFirst Fin. Corp of NJ*	13.92	18,844	262.3	14.69	11.08	13.97	-0.36	3.96	8.16	1.12	0.98	10.93	10.93	120.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.25	6,348	27.2	13.50	11.00	12.05	1.66	22.50	22.50	0.39	0.39	12.09	12.09	57.04
OABC	OmniAmerican Bancorp Inc of TX*	14.62	11,839	173.1	15.93	11.00	14.31	2.17	23.48	7.90	0.14	0.05	16.76	16.76	112.76
ONFC	Oneida Financial Corp. of NY*	8.60	7,162	61.6	10.67	7.06	8.46	1.65	-16.83	9.55	0.55	0.58	11.64	8.22	92.37
ORIT	Oritani Financial Corp of NJ*	12.56	56,202	705.9	12.98	9.10	12.02	4.49	15.97	2.61	0.31	0.31	11.50	11.50	45.50
PSBH	PSB Hldgs Inc MHC of CT (42.9)	5.06	6,525	14.2	5.98	2.60	5.28	-4.17	24.32	21.93	0.20	0.32	7.19	6.08	73.05
PVFC	PVF Capital Corp. of Solon OH*	2.00	25,670	51.3	2.35	1.61	1.94	3.09	-12.28	9.89	-0.38	-0.57	2.90	2.90	30.28
PFED	Park Bancorp of Chicago IL*	3.25	1,193	3.9	5.07	3.12	3.65	-10.96	-28.26	-9.72	-4.49	-4.49	15.11	15.11	177.53
PVSA	Parkvale Financial Corp of PA*	10.30	5,582	57.5	12.00	5.75	10.71	-3.83	12.20	12.20	-2.81	1.14	16.19	11.16	320.87
PBHC	Pathfinder BC MHC of NY (36.3)	9.22	2,485	8.3	10.25	6.00	10.23	-9.87	36.80	8.47	1.01	0.81	9.81	8.26	164.40
PEOP	Peoples Fed Bancshrs Inc of MA*	14.24	7,142	101.7	14.91	10.10	13.99	1.79	42.40	9.45	-0.01	0.45	16.31	16.31	74.01
PBCT	Peoples United Financial of CT*	13.16	354,940	4,671.0	14.94	12.17	13.51	-2.59	-10.35	-6.07	0.35	0.36	14.54	9.04	70.33
PROV	Provident Fin. Holdings of CA*	8.12	11,419	92.7	8.70	4.57	8.10	0.25	17.68	12.15	1.25	-0.42	12.22	12.22	117.26
PBNY	Provident NY Bncrp, Inc. of NY*	9.02	38,073	343.4	11.09	7.86	9.18	-1.74	-13.10	-14.01	0.54	0.36	11.04	6.74	76.68
PBIP	Prudential Bncp MHC PA (25.5)	6.45	10,031	19.5	8.00	5.50	6.55	-1.53	-11.64	6.61	0.23	0.26	5.58	5.58	52.20
PULB	Pulaski Fin Cp of St. Louis MO*	7.39	10,472	77.4	7.82	5.50	7.20	2.64	11.46	-2.51	0.81	0.42	8.34	7.96	127.78
RIVR	River Valley Bancorp of IN*	17.00	1,514	25.7	17.00	13.12	15.65	8.63	22.30	6.25	1.53	0.83	17.48	17.43	255.36
RVSB	Riverview Bancorp, Inc. of WA*	3.09	22,472	69.4	3.50	1.71	3.14	-1.59	-10.95	13.60	0.19	0.18	4.76	3.61	38.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	MostRcnt YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
RCKB	Rockville Fin New, Inc. of CT*	9.71	29,501	286.5	10.87	6.92	9.63	0.83	19.73	20.47	0.28	0.36	11.39	11.35	64.40
ROMA	Roma Fin Corp MHC of NJ (26.2)	10.55	30,281	87.8	12.47	9.29	10.56	-0.09	-14.37	-0.47	0.18	0.14	7.02	6.96	61.20
SIFI	SI Financial Group, Inc. of CT*	10.27	10,576	108.6	10.50	6.11	9.91	3.63	53.28	4.48	0.26	0.22	12.19	11.80	87.88
SPBC	SP Bancorp, Inc. of Plano, TX*	11.86	1,725	20.5	12.50	8.71	11.68	1.54	18.60	26.44	0.65	0.08	18.61	18.61	138.44
SVBI	Severn Bancorp, Inc. of MD*	4.10	10,067	41.3	5.95	2.80	4.45	-7.87	-26.92	18.84	0.04	-0.02	7.84	7.81	96.13
STND	Standard Financial Corp. of PA*	15.40	3,478	53.6	17.03	10.90	15.34	0.39	54.00	11.19	0.64	0.90	21.74	19.00	125.26
THRD	TF Fin. Corp. of Newtown PA*	21.99	2,822	62.1	22.86	19.05	21.78	0.96	2.85	3.58	1.15	0.93	26.32	24.71	242.46
TFSL	TFS Fin Corp MHC of OH (26.4)	10.49	308,418	851.7	14.09	7.76	10.40	0.87	-25.50	16.30	-0.02	-0.06	5.68	5.65	35.29
TBNK	Territorial Bancorp, Inc of HI*	20.02	12,028	240.8	20.80	16.46	20.03	-0.05	5.31	0.55	1.04	1.00	18.91	18.91	123.74
TSBK	Timberland Bancorp, Inc. of WA*	5.78	7,045	40.7	6.50	2.90	6.01	-3.83	20.42	60.11	0.29	0.16	10.18	9.31	105.59
TRST	TrustCo Bank Corp NY of NY*	5.67	77,244	438.0	7.07	5.19	5.74	-1.22	-18.88	-10.57	0.39	0.35	3.35	3.34	51.89
UCBA	United Comm Bncp MHC IN (40.7)	7.11	7,846	22.7	8.13	6.04	7.40	-3.92	-5.20	-1.93	0.15	0.12	7.04	6.57	62.55
UCFC	United Community Fin. of OH*	1.38	30,951	42.7	2.17	1.10	1.33	3.76	-33.33	2.99	-0.94	-1.19	5.73	5.72	68.34
UBNK	United Financial Bncrp of MA*	16.05	16,096	258.3	16.76	12.68	16.00	0.31	15.63	5.11	0.67	0.66	13.92	13.38	99.39
VPFG	ViewPoint Financal Group of TX*	12.54	34,839	436.9	13.75	8.82	12.36	1.46	1.21	7.27	0.62	0.33	11.48	11.44	80.26
WSB	WSB Holdings, Inc. of Bowie MD*	2.81	7,992	22.5	3.75	1.85	3.10	-9.35	-17.35	22.17	-0.49	-0.45	6.55	6.55	51.22
WSFS	WSFS Financial Corp. of DE*	42.74	8,595	367.4	50.99	32.87	42.94	-0.47	-4.92	-9.91	1.75	1.27	37.08	33.15	459.75
WVFC	WVS Financial Corp. of PA*	8.85	2,058	18.2	13.70	8.31	8.65	2.31	-36.56	-2.64	0.30	0.33	13.78	13.78	120.22
WFSL	Washington Federal, Inc. of WA*	15.27	112,074	1,711.4	19.48	13.97	15.42	-0.97	-18.95	-9.75	1.06	1.43	16.43	14.14	120.33
WSBF	Waterstone Fin MHC of WI(26.2)	3.03	31,250	24.8	4.52	2.37	2.94	3.06	-23.68	-6.77	-0.11	-0.92	5.47	5.47	56.35
WAYN	Wayne Savings Bancshares of OH*	8.59	3,004	25.8	9.93	7.11	8.40	2.26	0.70	-4.34	0.74	0.69	12.65	11.97	136.32
WFD	Westfield Fin. Inc. of MA*	8.78	28,046	246.2	9.45	7.23	8.87	-1.01	1.86	-5.08	0.11	0.01	7.89	7.89	44.19
WBKC	Wolverine Bancorp, Inc. of MI*	14.90	2,508	37.4	14.99	11.00	14.50	2.76	49.00	49.00	-1.74	-1.08	24.93	24.93	130.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(119)	11.65	10.98	0.02	1.31	3.99	-0.07	0.36	3.80	58.03	1.84	16.94	79.39	9.60	87.23	19.06	0.22	1.63	26.91
NYSE Traded Companies(6)	9.40	7.37	-0.51	-1.36	5.09	-0.55	-2.69	5.47	35.19	2.33	15.09	113.44	11.51	149.77	16.21	0.43	2.57	57.80
AMEX Traded Companies(1)	10.15	9.71	0.95	9.65	9.66	0.96	9.82	2.60	50.80	1.78	10.35	97.28	9.87	102.20	10.17	1.44	4.03	41.74
NASDAQ Listed OTC Companies(112)	11.79	11.19	0.04	1.36	3.88	-0.05	0.42	3.73	59.39	1.81	17.13	77.29	9.49	83.55	19.39	0.19	1.55	25.82
California Companies(5)	11.05	10.98	0.76	8.06	16.18	0.35	3.58	6.33	33.78	2.38	7.84	78.64	9.46	79.04	9.96	0.14	1.07	7.70
Florida Companies(3)	5.63	5.33	-2.25	0.51	0.26	-1.86	12.58	12.26	28.28	3.39	NM	95.90	8.65	108.23	15.56	0.19	0.69	0.00
Mid-Atlantic Companies(36)	11.58	10.56	0.31	4.23	3.41	0.31	4.45	3.17	43.92	1.53	17.56	89.27	10.39	103.04	18.44	0.27	2.11	32.49
Mid-West Companies(32)	9.54	9.10	-0.37	-3.42	4.05	-0.59	-6.10	5.14	39.20	2.43	12.81	62.22	6.13	65.79	16.96	0.18	1.59	24.25
New England Companies(17)	14.03	12.85	0.50	4.43	4.34	0.49	4.18	1.31	121.51	1.08	22.52	96.63	13.38	109.16	22.59	0.31	2.07	34.87
North-West Companies(5)	12.57	11.54	-0.44	-3.21	-1.12	-0.43	-3.21	9.00	21.94	2.19	16.87	63.81	8.15	72.02	21.32	0.05	0.31	7.55
South-East Companies(15)	14.16	13.95	-0.13	-1.15	2.19	-0.22	-1.53	3.06	90.94	1.71	20.18	71.17	10.69	73.02	21.10	0.19	0.98	22.43
South-West Companies(3)	14.20	14.19	0.46	4.02	3.79	0.17	1.47	2.07	48.98	1.17	19.24	86.73	12.39	86.86	38.00	0.07	0.53	10.75
Western Companies (Excl CA)(3)	15.32	15.24	0.41	2.77	2.68	0.30	2.02	1.21	44.43	1.25	18.86	94.20	14.42	94.77	20.02	0.29	2.11	40.64
Thrift Strategy(113)	11.83	11.20	0.06	1.31	4.12	-0.02	0.54	3.54	59.43	1.74	16.67	79.08	9.73	86.39	18.56	0.22	1.66	27.24
Mortgage Banker Strategy(3)	3.97	3.83	-1.16	10.79	15.39	-1.76	-3.63	10.63	34.68	4.59	6.50	77.78	2.89	91.67	NM	0.01	0.16	3.20
Real Estate Strategy(1)	9.58	9.58	-1.16	-12.10	-19.00	-1.74	-18.15	9.28	40.86	4.97	NM	68.97	6.61	68.97	NM	0.00	0.00	0.00
Diversified Strategy(2)	14.37	10.61	0.46	3.34	3.38	0.42	2.78	2.72	39.35	1.56	31.01	102.89	14.00	137.25	35.10	0.55	2.96	27.43
Companies Issuing Dividends(74)	12.24	11.34	0.48	4.40	4.97	0.42	3.94	2.30	58.31	1.47	17.14	90.34	11.08	101.18	18.93	0.35	2.65	39.29
Companies Without Dividends(45)	10.71	10.41	-0.70	-4.54	1.72	-0.86	-6.41	6.21	57.57	2.44	16.26	61.55	7.24	64.52	19.56	0.00	0.00	0.00
Equity/Assets <6%(9)	2.81	2.52	-2.11	-13.75	9.09	-2.20	-13.44	10.42	34.92	3.85	2.20	41.93	1.20	50.29	7.21	0.01	0.10	0.00
Equity/Assets 6-12%(58)	8.75	8.33	0.10	1.82	5.51	-0.05	0.24	3.97	54.43	1.82	13.64	78.07	6.78	83.65	17.00	0.26	1.81	24.92
Equity/Assets >12%(52)	16.32	15.30	0.27	1.98	2.21	0.25	1.66	2.73	64.86	1.55	21.89	86.11	14.10	96.42	22.76	0.21	1.66	30.60
Converted Last 3 Mths (no MHC)(2)	20.17	20.15	0.20	4.17	1.15	0.45	5.37	2.28	67.12	1.74	34.68	76.46	15.21	76.61	26.97	0.13	1.34	0.00
Actively Traded Companies(4)	8.90	8.11	0.48	5.39	3.38	0.51	5.49	3.06	49.62	1.77	12.96	97.34	8.58	105.37	12.95	0.40	1.64	18.94
Market Value Below $20 Million(15)	6.42	6.39	-1.16	-6.70	11.17	-1.34	-8.62	7.58	37.18	2.93	13.32	46.35	3.41	46.54	18.99	0.08	0.67	20.20
Holding Company Structure(114)	11.72	11.04	0.00	1.04	3.97	-0.09	0.12	3.80	58.44	1.86	17.09	78.57	9.62	86.36	19.10	0.21	1.62	26.90
Assets Over $1 Billion(56)	11.55	10.53	0.17	2.52	4.51	0.07	1.40	3.42	49.17	1.82	16.36	91.08	10.66	104.11	18.79	0.28	2.14	32.33
Assets $500 Million-$1 Billion(32)	11.24	10.78	-0.21	-0.24	1.48	-0.24	-0.39	4.86	42.45	1.82	17.03	70.16	8.51	73.93	19.15	0.16	1.03	18.41
Assets $250-$500 Million(22)	12.57	12.22	0.04	1.82	5.81	-0.07	0.49	3.82	92.91	2.06	17.65	70.39	9.36	74.25	18.93	0.19	1.31	26.59
Assets less than $250 Million(9)	11.47	11.44	-0.15	-1.79	4.84	-0.35	-3.44	3.07	91.49	1.55	18.48	62.30	7.39	62.45	22.10	0.15	1.24	25.55
Goodwill Companies(71)	10.96	9.85	0.08	1.85	4.24	0.03	1.43	3.53	48.21	1.79	16.69	80.89	9.09	93.73	18.22	0.26	2.00	28.64
Non-Goodwill Companies(47)	12.87	12.87	-0.05	0.77	3.58	-0.20	-0.93	4.19	73.83	1.93	17.44	78.41	10.59	78.41	20.99	0.15	1.08	24.14
Acquirors of FSLIC Cases(1)	13.65	11.98	0.90	6.62	6.94	1.21	8.93	0.00	0.00	1.90	14.41	92.94	12.69	107.99	10.68	0.24	1.57	22.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
All Public Companies(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
NASDAQ Listed OTC Companies(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
Mid-Atlantic Companies(15)	12.10	11.54	0.17	2.14	3.28	0.27	2.65	5.58	37.60	1.77	22.79	107.07	12.75	114.35	22.71	0.16	1.44	27.06
Mid-West Companies(6)	14.04	12.50	0.28	1.72	1.51	-0.02	-1.25	4.29	26.05	1.29	28.11	108.79	16.03	123.22	21.75	0.22	2.72	0.00
New England Companies(3)	10.18	9.50	0.43	4.08	3.66	0.46	4.50	2.74	19.92	1.12	29.04	107.18	11.08	114.62	25.69	0.04	0.48	19.05
South-East Companies(2)	16.94	16.73	0.47	2.20	2.33	0.17	-2.88	2.04	26.15	1.05	31.41	125.80	20.27	128.81	31.41	0.30	2.55	0.00
Thrift Strategy(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
Companies Issuing Dividends(16)	13.65	12.79	0.41	3.06	2.56	0.35	2.46	3.44	30.10	1.33	29.15	114.46	15.44	123.70	26.96	0.28	2.87	49.32
Companies Without Dividends(10)	11.33	10.67	0.02	1.19	3.21	0.02	0.58	5.59	31.53	1.76	20.64	100.80	11.68	108.63	20.53	0.00	0.00	0.00
Equity/Assets <6%(1)	5.97	5.07	0.64	8.23	10.95	0.51	6.60	0.00	0.00	1.31	9.13	93.99	5.61	111.62	11.38	0.12	1.30	11.88
Equity/Assets 6-12%(15)	10.34	9.89	0.39	3.70	3.11	0.27	2.42	3.17	34.47	1.30	25.34	107.27	11.11	112.61	24.24	0.17	1.73	18.67
Equity/Assets >12%(10)	17.45	16.13	-0.03	-1.13	1.21	0.11	-0.32	5.89	26.61	1.86	34.59	113.53	19.57	126.78	29.04	0.17	1.76	66.67
Market Value Below $20 Million(1)	13.96	13.96	-2.64	-17.20	0.00	-1.00	-6.53	19.04	21.80	5.15	NM	9.33	1.30	9.33	NM	0.00	0.00	0.00
Holding Company Structure(24)	12.81	12.00	0.24	2.20	2.77	0.21	1.55	4.45	30.77	1.53	25.31	108.72	14.00	117.76	23.92	0.18	1.79	24.66
Assets Over $1 Billion(10)	12.95	12.09	0.27	2.07	0.99	0.02	-0.37	3.84	33.47	1.56	28.15	138.54	18.25	149.58	25.91	0.11	0.98	22.22
Assets $500 Million-$1 Billion(7)	10.17	9.92	-0.05	0.90	3.42	0.16	2.25	6.94	34.46	1.81	25.99	93.06	8.98	96.39	21.28	0.20	1.71	28.29
Assets $250-$500 Million(8)	13.28	12.64	0.46	3.93	4.47	0.45	3.66	3.57	26.08	1.23	23.78	89.64	11.87	96.80	24.99	0.19	2.17	16.70
Assets less than $250 Million(1)	24.10	19.17	0.56	2.29	2.08	0.52	2.15	3.15	20.59	0.82	NM	109.37	26.36	146.42	NM	0.40	4.90	0.00
Goodwill Companies(16)	13.35	12.13	0.38	3.06	2.81	0.32	2.56	3.49	29.74	1.33	26.83	122.35	16.30	135.91	23.37	0.17	1.86	19.38
Non-Goodwill Companies(9)	11.32	11.32	0.36	3.27	2.78	0.16	0.84	3.64	34.84	1.41	23.73	94.74	10.80	94.74	24.72	0.20	1.67	27.73
MHC Institutions(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.14	6.16	0.47	7.16	6.49	0.45	6.84	2.91	36.82	1.37	15.41	108.02	7.71	126.55	16.13	0.52	3.75	57.78
BBX	BankAtlantic Bancorp Inc of FL*	1.40	1.07	-3.15	NM	NM	-3.22	NM	12.26	28.28	5.12	NM	89.11	1.25	116.88	NM	0.00	0.00	NM
BKU	BankUnited, Inc.*	13.30	12.74	0.06	0.51	0.26	1.56	12.58	NA	NA	1.64	NM	183.15	24.35	192.40	15.56	0.56	2.07	NM
FBC	Flagstar Bancorp, Inc. of MI*	7.57	7.57	-2.51	-29.95	NM	-3.88	-46.38	8.77	23.73	3.67	NM	80.90	6.13	80.90	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.50	7.88	1.31	9.97	7.69	1.06	8.05	1.89	20.36	0.55	13.01	128.33	17.32	234.29	16.10	1.00	6.15	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.50	8.79	0.73	5.50	5.93	0.72	5.43	1.51	66.77	1.63	16.86	91.14	12.31	147.57	17.06	0.48	3.43	57.83
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	10.15	9.71	0.95	9.65	9.66	0.96	9.82	2.60	50.80	1.78	10.35	97.28	9.87	102.20	10.17	1.44	4.03	41.74
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA(8)*	18.14	18.14	0.62	3.61	3.32	0.62	3.61	3.74	9.81	0.63	30.11	108.75	19.72	108.75	30.11	0.24	2.10	63.16
ALLB	Alliance Bancorp, Inc. of PA*	18.15	18.15	0.35	2.83	2.67	0.35	2.83	4.11	27.25	1.80	37.45	69.35	12.59	69.35	37.45	0.16	1.47	55.17
ABCW	Anchor BanCorp Wisconsin of WI*	0.09	0.00	-1.38	NM	NM	-1.73	NM	13.74	31.99	5.51	NM	NM	0.50	NM	NM	0.00	0.00	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	12.18	12.18	-1.10	-10.44	-22.59	-1.15	-10.92	NA	NA	2.22	NM	39.23	4.78	39.23	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.56	17.44	0.63	3.53	5.09	0.64	3.63	3.02	47.15	1.90	19.64	69.45	12.20	70.03	19.08	0.20	1.48	28.99
ACFC	Atlantic Coast Fin. Corp of GA*	7.11	7.10	-2.03	NM	NM	-2.65	NM	7.78	20.73	2.31	NM	39.70	2.82	39.76	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.08	8.07	0.13	1.42	1.94	0.13	1.36	1.81	44.31	1.32	NM	84.88	6.86	84.99	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	12.36	10.48	-2.38	-20.15	NM	-2.83	-23.90	5.85	31.63	3.18	NM	57.92	7.16	69.79	NM	0.04	1.01	NM
BFIN	BankFinancial Corp. of IL*	14.71	13.30	-0.37	-2.29	-3.27	-0.32	-1.97	4.51	29.27	1.70	NM	71.85	10.57	80.74	NM	0.28	3.27	NM
BFED	Beacon Federal Bancorp of NY*	10.77	10.77	0.53	5.17	6.44	0.57	5.58	1.41	104.95	1.95	15.53	77.82	8.38	77.82	14.37	0.20	1.48	22.99
BNCL	Beneficial Mut MHC of PA(43.7)	12.42	10.09	-0.37	-2.81	-2.63	-0.32	-2.42	2.79	34.72	1.71	NM	110.74	13.75	139.87	NM	0.00	0.00	NM
BHLB	Berkshire Hills Bancorp of MA*	13.52	8.02	0.47	3.44	4.45	0.52	3.76	0.81	136.11	1.49	22.46	76.40	10.33	136.90	20.50	0.64	3.03	68.09
BOFI	Bofi Holding, Inc. Of CA*	7.90	7.90	1.25	14.88	11.52	1.03	12.25	1.92	NA	0.61	8.68	122.49	9.68	122.49	10.54	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	3.46	3.46	0.37	5.89	45.45	0.15	2.41	14.25	29.66	4.73	2.20	25.21	0.87	25.21	5.38	0.00	0.00	0.00
BRKL	Brookline Bancorp, Inc. of MA*	16.27	14.82	1.05	5.83	5.81	1.05	5.83	1.04	94.82	1.19	17.20	100.12	16.29	111.80	17.20	0.34	4.03	69.39
BFSB	Brooklyn Fed MHC of NY (28.2)	13.96	13.96	-2.64	-17.20	NM	-1.00	-6.53	19.04	21.80	5.15	NM	9.33	1.30	9.33	NM	0.00	0.00	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.07	10.06	0.32	3.10	5.99	0.27	2.61	8.03	18.61	2.36	16.69	51.40	5.17	51.45	19.78	0.04	0.75	12.50
CMSB	CMS Bancorp Inc of W Plains NY*	8.77	8.77	0.09	1.04	1.39	-0.07	-0.78	NA	NA	0.65	NM	74.66	6.55	74.66	NM	0.00	0.00	0.00
CBNJ	Cape Bancorp, Inc. of NJ*	13.29	11.37	1.10	8.78	8.53	1.09	8.68	5.25	23.36	1.67	11.73	97.36	12.94	116.35	11.86	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.79	19.79	0.41	2.70	1.92	0.69	4.55	0.72	19.58	0.27	NM	99.65	19.72	99.65	30.97	0.30	2.62	NM
CARV	Carver Bancorp, Inc. of NY*	1.24	1.23	-4.62	NM	NM	-4.77	NM	12.22	23.48	3.53	NM	13.44	0.17	13.62	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	7.21	6.81	0.41	4.85	7.01	0.33	3.85	3.42	21.40	0.99	14.27	85.08	6.14	90.51	17.98	0.20	1.07	15.27
CFBK	Central Federal Corp. of OH*	3.24	3.20	-2.45	-35.85	NM	-2.92	-42.76	5.60	63.34	4.82	NM	69.44	2.25	70.42	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (49.0)	12.69	12.26	0.26	2.20	1.47	-0.35	-2.88	2.72	34.67	1.77	NM	150.28	19.06	156.30	NM	0.20	1.83	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	11.49	9.77	0.51	2.92	2.50	0.42	2.41	2.59	13.41	0.32	40.00	116.90	13.43	140.03	NM	0.48	5.22	NM
CBNK	Chicopee Bancorp, Inc. of MA*	15.81	15.81	0.10	0.58	0.62	0.07	0.45	0.99	77.25	0.99	NM	94.34	14.92	94.34	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	8.93	8.81	-1.30	-13.97	-28.00	-1.04	-11.22	2.65	28.66	0.98	NM	51.83	4.63	52.55	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.90	6.75	-0.33	-3.76	-6.68	-0.27	-3.03	2.44	45.93	1.65	NM	74.36	5.13	76.07	NM	0.04	0.86	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	15.87	15.87	0.78	4.89	3.02	0.78	4.89	NA	NA	0.42	33.12	160.03	25.39	160.03	33.12	0.24	2.20	72.73
COBK	Colonial Financial Serv. of NJ*	11.70	11.70	0.64	6.11	7.00	0.61	5.90	4.62	13.67	1.18	14.29	75.62	8.85	75.62	14.79	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.96	6.96	0.26	2.84	9.17	0.12	1.33	7.56	23.50	1.61	10.91	41.45	2.89	41.45	23.27	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA(8)*	10.31	9.24	0.65	5.92	3.76	0.64	5.85	0.55	124.51	1.06	26.63	159.80	16.48	180.41	26.95	0.16	0.72	19.28
DCOM	Dime Community Bancshars of NY*	8.14	6.88	1.05	13.35	8.74	1.08	13.67	1.03	46.19	0.57	11.44	145.99	11.88	174.97	11.17	0.56	3.95	45.16
ESBF	ESB Financial Corp. of PA*	8.83	6.78	0.80	9.04	8.46	0.83	9.38	0.89	38.35	1.02	11.83	107.24	9.47	142.86	11.39	0.33	2.68	31.73
ESSA	ESSA Bancorp, Inc. of PA*	14.86	14.86	0.41	2.55	3.09	0.34	2.11	1.92	38.79	1.08	32.34	86.81	12.90	86.81	39.03	0.20	1.77	57.14
EBMT	Eagle Bancorp Montanta of MT*	15.83	15.83	0.75	5.03	5.42	0.30	2.01	1.09	45.18	0.88	18.47	85.43	13.52	85.43	NM	0.28	2.53	46.67
ESBK	Elmira Svgs Bank, FSB of NY*	7.59	5.13	0.97	8.65	14.69	0.47	4.18	NA	NA	0.90	6.81	86.74	6.58	131.58	14.08	0.80	4.78	32.52
FFDF	FFD Financial Corp of Dover OH*	8.87	8.87	0.66	7.36	9.30	0.42	4.71	1.48	78.60	1.35	10.75	77.97	6.92	77.97	16.82	0.68	4.76	51.13
FFCO	FedFirst Financial Corp of PA*	17.49	17.17	0.16	1.02	1.20	0.28	1.86	0.78	107.51	1.18	NM	75.60	13.22	77.32	NM	0.12	0.80	66.67
FSBI	Fidelity Bancorp, Inc. of PA*	6.29	5.92	0.04	0.55	1.00	0.23	3.19	2.54	35.48	1.79	NM	63.87	4.02	68.08	17.27	0.08	0.89	NM
FABK	First Advantage Bancorp of TN*	19.32	19.32	0.49	2.47	3.14	0.24	1.20	0.95	111.32	1.49	31.83	80.36	15.53	80.36	NM	0.20	1.53	48.78
FBSI	First Bancshares, Inc. of MO*	9.56	9.52	-1.80	-17.26	NM	-1.81	-17.40	4.05	30.48	2.56	NM	48.09	4.60	48.32	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.74	9.64	0.83	7.84	8.13	0.72	6.85	1.88	52.51	1.57	12.30	95.90	10.30	108.14	14.07	0.76	4.58	56.30
FCLF	First Clover Leaf Fin Cp of IL*	13.44	11.53	0.65	4.88	6.96	0.52	3.87	NA	NA	1.46	14.38	70.41	9.47	83.94	18.16	0.24	3.48	50.00
FCFL	First Community Bk Corp of FL*	2.18	2.18	-3.68	NM	NM	-3.94	NM	NA	NA	3.40	NM	15.43	0.34	15.43	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	10.99	8.17	0.35	2.95	5.02	0.13	1.12	2.65	74.56	2.75	19.93	63.28	6.96	87.85	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.91	10.67	0.09	0.86	1.92	0.00	0.00	5.29	23.08	1.71	NM	44.79	4.89	45.91	NM	0.00	0.00	0.00
FFBHD	First Fed. Bancshares of AR(8)*	3.21	3.21	-1.15	-18.47	NM	-1.35	-21.64	17.31	29.12	7.39	NM	39.61	1.27	39.61	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	14.92	14.92	-2.78	-18.96	NM	-2.86	-19.47	12.52	13.67	2.48	NM	65.18	9.72	65.18	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	7.47	6.40	-0.49	-5.10	-10.24	-0.58	-6.03	4.84	53.23	3.30	NM	64.81	4.84	76.44	NM	0.20	2.07	NM
FPTB	First PacTrust Bancorp of CA*	16.24	16.24	0.22	1.72	1.38	-0.02	-0.17	6.19	23.03	1.74	NM	104.23	16.93	104.23	NM	0.42	2.89	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FPFC	First Place Fin. Corp. of OH*	5.79	5.53	-1.10	-13.16	NM	-1.52	-18.23	4.42	32.78	1.78	NM	17.29	1.00	18.16	NM	0.00	0.00	NM
FSFG	First Savings Fin. Grp. of IN*	10.93	9.48	0.61	5.64	7.98	0.77	7.11	NA	NA	1.20	12.53	68.85	7.53	80.68	9.93	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.13	8.76	0.91	10.09	8.97	0.96	10.58	3.76	16.90	0.84	11.15	110.02	10.04	115.15	10.64	0.52	3.76	41.94
FXCB	Fox Chase Bancorp, Inc. of PA*	19.31	19.31	0.31	1.84	1.81	0.19	1.15	3.61	32.83	1.98	NM	93.39	18.04	93.39	NM	0.08	0.60	33.33
FRNK	Franklin Financial Corp. of VA*	22.66	22.66	-0.09	NM	-0.59	0.26	NM	3.83	24.92	2.43	NM	67.66	15.33	67.66	NM	0.00	0.00	NM
GSLA	GS Financial Corp. of LA(8)*	10.61	10.61	0.23	2.24	2.43	-0.02	-0.18	4.84	27.64	1.83	NM	92.75	9.84	92.75	NM	0.40	1.94	NM
GCBC	Green Co Bcrp MHC of NY (44.1)	8.34	8.34	1.00	11.44	6.80	0.97	11.07	1.23	71.13	1.62	14.70	163.09	13.60	163.09	15.19	0.70	3.81	56.00
HFFC	HF Financial Corp. of SD*	7.91	7.58	0.31	4.07	5.02	0.14	1.85	3.17	35.27	1.60	19.91	79.99	6.33	83.84	NM	0.45	4.11	NM
HMNF	HMN Financial, Inc. of MN*	6.18	6.18	-2.07	-22.08	NM	-2.20	-23.39	10.91	44.57	5.21	NM	20.60	1.27	20.60	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	16.15	16.15	0.33	2.03	2.09	0.28	1.74	2.52	35.01	1.28	NM	98.10	15.84	98.10	NM	0.12	0.90	42.86
HARL	Harleysville Svgs Fin Cp of PA*	6.42	6.42	0.58	9.24	8.88	0.58	9.24	NA	NA	0.55	11.26	100.81	6.47	100.81	11.26	0.76	5.11	57.58
HBOS	Heritage Fin Group, Inc of GA*	15.80	15.47	0.21	1.90	1.33	0.62	5.46	2.68	40.04	1.23	NM	87.59	13.84	89.82	26.09	0.12	1.00	NM
HIFS	Hingham Inst. for Sav. of MA*	7.26	7.26	1.08	15.20	9.82	1.08	15.20	0.91	74.24	0.89	10.19	146.52	10.64	146.52	10.19	0.96	1.86	18.90
HBCP	Home Bancorp Inc. Lafayette LA*	18.92	18.72	0.66	3.48	3.86	0.76	4.03	0.32	178.70	0.91	25.93	90.18	17.06	91.35	22.39	0.00	0.00	0.00
HOME	Home Federal Bancorp Inc of ID*	14.84	14.61	-0.39	-2.28	-2.56	-0.22	-1.30	2.28	46.96	2.62	NM	91.31	13.55	93.02	NM	0.22	2.01	NM
HFBL	Home Federal Bancorp Inc of LA*	23.17	23.17	0.91	3.86	4.84	0.21	0.90	0.08	408.74	0.64	20.67	79.94	18.52	79.94	NM	0.24	1.81	37.50
HFBC	HopFed Bancorp, Inc. of KY*	8.63	8.56	0.61	6.44	11.19	0.26	2.75	2.10	43.22	2.34	8.93	62.45	5.39	63.00	20.92	0.32	4.03	35.96
HCBK	Hudson City Bancorp, Inc of NJ*	9.02	8.75	-0.28	-3.14	-3.46	-0.31	-3.44	1.53	25.34	0.84	NM	103.12	9.30	106.68	NM	0.32	3.46	NM
ISBC	Investors Bcrp MHC of NJ(43.0)	9.35	9.00	0.73	7.46	4.09	0.66	6.83	1.69	59.64	1.20	24.42	177.46	16.60	185.22	26.69	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	11.88	11.09	0.76	7.13	9.33	0.58	5.40	NA	NA	1.62	10.71	67.18	7.98	72.61	14.17	0.30	2.35	25.21
JFBI	Jefferson Bancshares Inc of TN*	9.20	8.87	-3.63	-35.48	NM	-3.84	-37.49	NA	NA	1.96	NM	41.13	3.78	42.84	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (39.3)	24.10	19.17	0.56	2.29	2.08	0.52	2.15	3.15	20.59	0.82	NM	109.37	26.36	146.42	NM	0.40	4.90	NM
KFFG	Kaiser Federal Fin Group of CA*	17.22	16.85	0.94	7.02	7.15	0.94	7.02	3.39	38.67	1.66	13.98	74.83	12.89	76.82	13.98	0.24	1.97	27.59
KRNY	Kearny Fin Cp MHC of NJ (25.1)	16.56	13.30	0.24	1.27	0.98	0.32	1.69	NA	NA	0.83	NM	130.92	21.68	169.36	NM	0.20	2.17	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.84	9.84	0.48	5.10	7.37	0.29	3.06	5.44	33.10	2.03	13.57	67.71	6.66	67.71	22.61	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	11.61	9.77	0.62	5.36	6.17	0.46	4.00	1.96	40.76	1.31	16.22	85.37	9.91	103.57	21.75	0.00	0.00	0.00
LSBK	Lake Shore Bnp MHC of NY(39.4)	11.53	11.53	0.67	5.39	4.69	0.50	4.02	0.55	36.03	NA	21.33	117.37	13.53	117.37	28.63	0.28	2.57	54.90
LEGC	Legacy Bancorp, Inc. of MA(8)*	12.34	10.94	-0.63	-5.13	-5.28	-0.53	-4.32	1.72	55.91	1.44	NM	100.85	12.45	115.58	NM	0.20	1.53	NM
LABC	Louisiana Bancorp, Inc. of LA*	18.79	18.79	0.78	3.94	4.55	0.67	3.38	0.64	86.21	0.96	21.96	91.33	17.16	91.33	25.62	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.60	11.60	0.20	1.80	2.55	0.20	1.80	NA	NA	1.26	39.29	70.15	8.14	70.15	39.29	0.12	2.18	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.16	8.16	0.63	7.91	13.11	0.54	6.70	NA	NA	0.95	7.63	59.45	4.85	59.45	9.00	0.00	0.00	0.00
MLVF	Malvern Fed Bncp MHC PA(44.6)	9.35	9.35	-0.56	-5.80	-8.00	-0.55	-5.71	4.89	31.48	1.96	NM	75.54	7.06	75.54	NM	0.12	1.50	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.51	8.51	0.54	6.51	7.55	0.32	3.80	NA	NA	1.00	13.25	85.76	7.29	85.76	22.66	0.24	2.79	36.92
EBSB	Meridian Fn Serv MHC MA (41.4)	11.49	10.85	0.76	6.48	4.50	0.68	5.73	3.00	18.12	0.87	22.25	139.61	16.04	148.96	25.13	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.16	6.07	0.90	13.71	22.46	0.81	12.32	1.88	21.34	1.42	4.45	58.03	3.58	58.99	4.96	0.52	3.83	17.05
MFSF	MutualFirst Fin. Inc. of IN*	7.06	6.76	0.46	4.98	11.75	0.29	3.18	2.69	40.53	1.63	8.51	56.26	3.97	58.95	13.33	0.24	3.00	25.53
NASB	NASB Fin, Inc. of Grandview MO*	12.70	12.53	0.49	4.20	6.66	-1.27	-10.95	5.34	45.50	2.76	15.02	61.96	7.87	62.89	NM	0.00	0.00	0.00
NECB	NE Comm Bncrp MHC of NY (44.6)	23.22	22.92	0.36	1.70	2.19	0.62	2.92	11.51	14.26	2.05	NM	77.58	18.01	78.91	26.67	0.12	1.88	NM
NHTB	NH Thrift Bancshares of NH*	8.35	5.64	0.80	8.52	10.36	0.51	5.45	1.01	98.40	1.42	9.65	90.61	7.57	138.07	15.09	0.52	3.96	38.24
NVSL	Naug Vlly Fin MHC of CT (40.4)	9.20	9.19	0.26	2.87	2.53	0.28	3.15	NA	NA	1.38	39.57	111.54	10.26	111.69	36.13	0.12	1.44	57.14
NFSB	Newport Bancorp, Inc. of RI*	11.17	11.17	0.44	3.98	4.01	0.43	3.91	0.13	636.92	1.04	24.91	98.68	11.02	98.68	25.36	0.00	0.00	0.00
FFFD	North Central Bancshares of IA*	8.64	8.51	0.27	2.52	5.49	0.27	2.52	3.07	44.27	1.90	18.21	56.99	4.92	57.96	18.21	0.04	0.24	4.35
NFBK	Northfield Bcp MHC of NY(43.4)	16.80	16.22	0.70	3.88	2.65	0.64	3.56	2.95	31.70	2.58	37.78	147.51	24.78	153.85	NM	0.24	1.76	66.67
NWBI	Northwest Bancshares Inc of PA*	15.85	13.99	0.76	4.71	4.68	0.77	4.79	2.23	42.12	1.39	21.39	102.01	16.17	118.12	21.02	0.44	3.61	NM
OBAF	OBA Financial Serv. Inc of MD*	22.72	22.72	0.23	1.04	1.22	0.22	0.98	0.97	63.16	0.77	NM	84.72	19.25	84.72	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	11.81	11.81	0.65	5.33	5.86	0.66	5.40	0.69	68.75	0.61	17.07	89.38	10.56	89.38	16.84	0.24	1.93	32.88
OCFC	OceanFirst Fin. Corp of NJ*	9.10	9.10	0.95	10.68	8.05	0.83	9.34	2.33	37.62	1.23	12.43	127.36	11.59	127.36	14.20	0.48	3.45	42.86
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.20	21.20	0.68	NM	3.18	0.68	NM	1.35	17.63	0.33	31.41	101.32	21.48	101.32	31.41	0.40	3.27	NM
OABC	OmniAmerican Bancorp Inc of TX*	14.86	14.86	0.14	0.83	0.96	0.05	0.30	3.25	24.76	1.32	NM	87.23	12.97	87.23	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.60	9.24	0.63	5.56	6.40	0.67	5.86	1.15	56.43	1.61	15.64	73.88	9.31	104.62	14.83	0.48	5.58	NM
ORIT	Oritani Financial Corp of NJ*	25.27	25.27	0.72	3.08	2.47	0.72	3.08	1.83	51.39	1.44	NM	109.22	27.60	109.22	NM	0.40	3.18	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.84	8.45	0.27	2.89	3.95	0.43	4.62	2.48	21.71	1.10	25.30	70.38	6.93	83.22	15.81	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH*	9.58	9.58	-1.16	-12.10	-19.00	-1.74	-18.15	9.28	40.86	4.97	NM	68.97	6.61	68.97	NM	0.00	0.00	NM
PFED	Park Bancorp of Chicago IL*	8.51	8.51	-2.50	-25.17	NM	-2.50	-25.17	7.41	32.76	3.66	NM	21.51	1.83	21.51	NM	0.00	0.00	NM
PVSA	Parkvale Financial Corp of PA*	5.05	3.53	-0.85	-11.87	-27.28	0.34	4.81	NA	NA	1.87	NM	63.62	3.21	92.29	9.04	0.08	0.78	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.97	5.07	0.64	8.23	10.95	0.51	6.60	NA	NA	1.31	9.13	93.99	5.61	111.62	11.38	0.12	1.30	11.88
PEOP	Peoples Fed Bancshrs Inc of MA*	22.04	22.04	-0.01	-0.08	-0.07	0.60	3.55	NA	NA	0.84	NM	87.31	19.24	87.31	31.64	0.00	0.00	NM
PBCT	Peoples United Financial of CT*	20.67	13.94	0.54	2.33	2.66	0.55	2.40	2.84	24.23	1.01	37.60	90.51	18.71	145.58	36.56	0.63	4.79	NM
PROV	Provident Fin. Holdings of CA*	10.42	10.42	1.04	10.79	15.39	-0.35	-3.63	5.88	43.77	3.15	6.50	66.45	6.92	66.45	NM	0.04	0.49	3.20
PBNY	Provident NY Bncrp, Inc. of NY*	14.40	9.31	0.70	4.84	5.99	0.46	3.23	2.21	46.73	1.79	16.70	81.70	11.76	133.83	25.06	0.24	2.66	44.44
PBIP	Prudential Bncp MHC PA (25.5)	10.69	10.69	0.44	4.13	3.57	0.50	4.67	NA	NA	1.30	28.04	115.59	12.36	115.59	24.81	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.53	6.25	0.60	7.32	10.96	0.31	3.79	NA	NA	2.37	9.12	88.61	5.78	92.84	17.60	0.38	5.14	46.91
RIVR	River Valley Bancorp of IN*	6.85	6.83	0.59	7.33	9.00	0.32	3.98	4.53	21.71	1.40	11.11	97.25	6.66	97.53	20.48	0.84	4.94	54.90
RVSB	Riverview Bancorp, Inc. of WA*	12.45	9.73	0.50	4.35	6.15	0.47	4.12	6.41	32.47	2.18	16.26	64.92	8.08	85.60	17.17	0.00	0.00	0.00
RCKB	Rockville Fin New, Inc. of CT*	17.69	17.64	0.49	4.17	2.88	0.63	5.37	0.72	109.31	1.05	34.68	85.25	15.08	85.55	26.97	0.26	2.68	NM
ROMA	Roma Fin Corp MHC of NJ (26.2)	11.47	11.38	0.33	2.52	1.71	0.25	1.96	NA	NA	1.11	NM	150.28	17.24	151.58	NM	0.32	3.03	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
				ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
SIFI	SI Financial Group, Inc. of CT*	13.87	13.49	0.30	3.04	2.53	0.26	2.57	1.40	34.95	0.74	39.50	84.25	11.69	87.03	NM	0.12	1.17	46.15
SPBC	SP Bancorp, Inc. of Plano, TX*	13.44	13.44	0.47	4.52	5.48	0.06	0.56	2.28	39.23	1.09	18.25	63.73	8.57	63.73	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.16	8.13	0.04	0.38	0.98	-0.02	-0.19	12.62	23.95	3.75	NM	52.30	4.27	52.50	NM	0.00	0.00	0.00
STND	Standard Financial Corp. of PA*	17.36	15.51	0.52	3.71	4.16	0.74	5.22	NA	NA	1.53	24.06	70.84	12.29	81.05	17.11	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	10.86	10.26	0.46	4.41	5.23	0.37	3.56	NA	NA	1.75	19.12	83.55	9.07	88.99	23.65	0.20	0.91	17.39
TFSL	TFS Fin Corp MHC of OH (26.4)	16.10	16.02	-0.06	-0.35	-0.19	-0.17	-1.05	3.57	37.54	1.52	NM	184.68	29.73	185.66	NM	0.00	0.00	NM
TBNK	Territorial Bancorp, Inc of HI*	15.28	15.28	0.87	5.56	5.19	0.83	5.35	0.26	41.15	0.24	19.25	105.87	16.18	105.87	20.02	0.36	1.80	34.62
TSBK	Timberland Bancorp, Inc. of WA*	9.64	8.89	0.28	2.38	5.02	0.15	1.31	8.06	19.69	2.19	19.93	56.78	5.47	62.08	36.13	0.00	0.00	0.00
TRST	TrustCo Bank Corp NY of NY*	6.46	6.44	0.78	11.75	6.88	0.70	10.54	1.42	76.50	1.85	14.54	169.25	10.93	169.76	16.20	0.26	4.59	66.67
UCBA	United Comm Bncp MHC IN (40.7)	11.25	10.58	0.25	2.12	2.11	0.20	1.70	NA	NA	NA	NM	100.99	11.37	108.22	NM	0.44	6.19	NM
UCFC	United Community Fin. of OH*	8.38	8.37	-1.30	-14.80	NM	-1.64	-18.74	9.98	21.99	2.78	NM	24.08	2.02	24.13	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	14.01	13.54	0.69	4.83	4.17	0.68	4.76	0.91	69.15	0.95	23.96	115.30	16.15	119.96	24.32	0.32	1.99	47.76
VPFG	ViewPoint Financal Group of TX*	14.30	14.26	0.77	6.70	4.94	0.41	3.57	0.67	82.95	1.09	20.23	109.23	15.62	109.62	38.00	0.20	1.59	32.26
WSB	WSB Holdings, Inc. of Bowie MD*	12.79	12.79	-0.96	-7.48	-17.44	-0.88	-6.87	11.32	22.80	4.06	NM	42.90	5.49	42.90	NM	0.00	0.00	NM
WSFS	WSFS Financial Corp. of DE*	8.07	7.27	0.39	4.35	4.09	0.28	3.16	2.60	54.46	2.11	24.42	115.26	9.30	128.93	33.65	0.48	1.12	27.43
WVFC	WVS Financial Corp. of PA*	11.46	11.46	0.20	2.19	3.39	0.22	2.41	0.88	27.52	1.25	29.50	64.22	7.36	64.22	26.82	0.16	1.81	53.33
WFSL	Washington Federal, Inc. of WA*	13.65	11.98	0.90	6.62	6.94	1.21	8.93	NA	NA	1.90	14.41	92.94	12.69	107.99	10.68	0.24	1.57	22.64
WSBF	Waterstone Fin MHC of WI(26.2)	9.71	9.71	-0.19	-2.00	-3.63	-1.56	-16.70	10.16	17.93	2.46	NM	55.39	5.38	55.39	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	9.28	8.82	0.55	5.90	8.61	0.51	5.50	NA	NA	1.27	11.61	67.91	6.30	71.76	12.45	0.24	2.79	32.43
WFD	Westfield Fin. Inc. of MA*	17.85	17.85	0.25	1.29	1.25	0.02	0.12	0.34	167.88	1.33	NM	111.28	19.87	111.28	NM	0.24	2.73	NM
WBKC	Wolverine Bancorp, Inc. of MI*	19.04	19.04	-1.33	NM	-11.68	-0.82	NM	3.29	94.49	4.01	NM	59.77	11.38	59.77	NM	0.00	0.00	NM

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2011

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
APCB	Athens Bancshares, Inc. of TN	1,763	93	-32	0	1,824	2,553	0.71
CMSB	CMS Bancorp Inc of W Plains NY	229	-612	208	0	-175	1,863	-0.09
FFDF	FFD Financial Corp of Dover OH(1)	1,351	-736	250	0	865	1,012	0.85
FABK	First Advantage Bancorp of TN(1)	1,696	-1,311	446	0	831	4,108	0.20
LSBI	LSB Fin. Corp. of Lafayette IN	1,790	-1,099	374	0	1,065	1,554	0.69
MFLR	Mayflower Bancorp, Inc. of MA(1)	1,359	-847	288	0	800	2,080	0.38
OBAF	OBA Financial Serv. Inc of MD	816	-28	10	0	798	4,629	0.17
RIVR	River Valley Bancorp of IN(1)	1,958	-1,068	363	0	1,253	1,514	0.83
WVFC	WVS Financial Corp. of PA	621	99	-34	0	686	2,058	0.33

(1) Financial information is for the quarter ending December 31, 2010.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

OBER | KALER
Attorneys at Law

Ober, Kaler, Grimes & Shriver
A Professional Corporation
100 Light Street
Baltimore, MD 21202
410.685.1120 Main
410.547.0699 Fax
www.ober.com

Penny Somer-Greif
410-347-7341
psomergreif@ober.com

June 2, 2011

VIA EDGAR AND HAND DELIVERY

SEC
Mail Processing
Section
JUN 02 2011
Washington, DC
101

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-4561

Re: Carroll Bancorp, Inc.
Exhibit 99.8 to Registration Statement on Form S-1
File No. 333-172770

Ladies and Gentlemen:

On behalf of Carroll Bancorp, Inc. (the "Company"), pursuant to the Securities and Exchange Commission's grant of a continuing hardship exemption on June 1, 2011, enclosed under cover of Form SE are four copies of certain exhibits to the appraisal report filed as Exhibit 99.8 to the above-referenced registration statement. The balance of the appraisal report will be filed with Amendment No. 2 to the above-referenced registration statement, which we anticipate will be filed today, June 2, 2011.

Please acknowledge your receipt of this letter and the enclosed exhibits under cover of Form SE by date stamping the enclosed duplicate copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding the enclosed, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Thank you.

Sincerely,



Penny Somer-Greif

cc: Russell J. Grimes
Carroll Community Bank

2349876